Filed by PPG Industries, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: PPG Industries, Inc.

Commission File No.: 001-01687

The following letter was sent to all employees of PPG Industries, Inc. on July 19, 2012

Dear Fellow Employees,

Today, PPG Industries announced that it has reached a definitive agreement with Georgia Gulf Corp. by which PPG will form a new company by separating its commodity chemicals business through a spinoff or split off transaction and then immediately merging the business with Georgia Gulf or a subsidiary of Georgia Gulf. The newly merged company will be a Fortune 500 entity that is a leading integrated chemicals and building products company. Completion of this transaction is expected to occur in late 2012 or early 2013, subject to approval by Georgia Gulf stockholders, customary closing conditions, relevant tax authority rulings and regulatory approvals.

For PPG, this separation and merger is another major step in our strategic transformation into a more focused coatings and specialty products company. The newly merged company will benefit significantly from greater scale and business combination synergies that would not otherwise be available to PPG. The cash received directly from this transaction will be used to further increase cash deployed for earnings-accretive activities, including acquisitions, organic growth initiatives, debt repayment and PPG share repurchases.

All commodity chemicals North American production sites and associates will be included in the merger, and with the closing of the deal all of these associates will become employees of the newly merged company. Applicable pension and other benefits will be provided by the newly merged company for these associates and former commodity chemicals employees and their dependents.

I recognize that this is a significant change that will affect many of us. However, there are tremendous opportunities inherent in this merger, and the strength of the combined PPG and Georgia Gulf businesses will position the newly merged company well for success.

Sincerely,

Chuck Bunch

PPG Chairman and CEO

(For more about the announcement read PPG Today.)

Note Regarding Forward-Looking Statements

This communication contains certain statements about PPG Industries, Inc., PPG’s commodity chemicals business and Georgia Gulf Corporation that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this communication may include statements about the expected effects on PPG, PPG’s commodity chemicals business and Georgia Gulf of the proposed separation of PPG’s commodity chemicals business and merger of PPG’s commodity chemicals business with Georgia Gulf or a subsidiary of Georgia Gulf (the “Transaction”), the anticipated timing and benefits of the Transaction and all other statements in this communication that are not historical facts. These statements are based on the current expectations of the management of PPG and Georgia Gulf (as the case may be) and are subject to uncertainty and to changes in circumstances, and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; PPG’s and Georgia Gulf’s ability to complete the Transaction on the anticipated terms and schedule, including the ability to obtain shareholder and regulatory approvals and the anticipated tax treatment of the Transaction and related transactions; risks relating to any unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects; business and management strategies and the expansion and growth of Georgia Gulf’s operations; Georgia Gulf’s ability to integrate PPG’s commodity chemicals business successfully after the closing of the Transaction and to achieve anticipated synergies; and the risk that disruptions from the Transaction will harm PPG’s or Georgia Gulf’s businesses. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither PPG nor Georgia Gulf undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances.

Additional Information and Where to Find it

This communication does not constitute an offer to buy, or solicitation of an offer to sell, any securities of Georgia Gulf or PPG. In connection with the Transaction, Georgia Gulf will file with the SEC a registration statement on Form S-4 that will include a proxy statement and prospectus of Georgia Gulf relating to the Transaction. Investors and security holders are urged to read the registration statement and proxy statement/prospectus, and any other relevant documents, when they become available, because they will contain important information about Georgia Gulf, PPG and the Transaction. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and proxy statement/prospectus (when they become available) may be obtained free of charge by accessing Georgia Gulf’s website at www.ggc.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link, or upon written request to Georgia Gulf, Georgia Gulf Corporation, 115 Perimeter Center Place, Suite 460, Atlanta, Georgia 30346, Attention: Investor Relations, or from PPG upon written request to PPG, PPG Industries, Inc., One PPG Place, Pittsburgh, Pennsylvania 15272, Attention: Investor Relations. Shareholders may also read and copy any reports, statements and other information filed by Georgia Gulf or PPG with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation

Georgia Gulf, PPG, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders in respect of the Transaction under the rules of the SEC. Information regarding Georgia Gulf’s directors and executive officers is available in its 2011 Annual Report on Form 10-K filed with the SEC on February 24, 2012, and in its definitive proxy statement filed with the SEC on April 16, 2012 in connection with its 2012 annual meeting of stockholders. Information regarding PPG’s directors and executive officers is available in its 2011 Annual Report on Form 10-K filed with the SEC on February 16, 2012, and in its definitive proxy statement filed with the SEC on March 8, 2012 in connection with its 2012 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The following letter was sent to certain employees of PPG Industries, Inc. on July 19, 2012

PPG Industries, Inc. 440 College Park Drive Monroeville, PA 15146

Michael H. McGarry
Sr. Vice President, Commodity Chemicals

July 19, 2012

Dear commodity chemicals employees,

Today, PPG Industries announced that it has reached a definitive agreement with Georgia Gulf Corp. by which PPG will form a new company by separating its commodity chemicals business through a spinoff or split off transaction and then immediately merging the business with Georgia Gulf or a subsidiary of Georgia Gulf. The newly merged company will be a Fortune 500 entity that is a leading integrated chemicals and building products company. Completion of this transaction is expected to occur in late 2012 or early 2013, subject to approval by Georgia Gulf stockholders, customary closing conditions, relevant tax authority rulings and regulatory approvals. This agreement builds on our decades-long relationship with Georgia Gulf, including our current PHH Monomers joint venture at Lake Charles, La.

This is an exciting opportunity for the commodity chemicals business. The newly merged company will be the third largest chlor-alkali producer globally, and the third largest VCM producer and fourth largest PVC producer in the Americas. The newly merged company will also be positioned for growth and will benefit from significant integration and scale, a broad portfolio of downstream products, as well as the advantage of low-cost North American natural gas.

The newly merged company will have scale that would have been difficult for us to achieve on our own. The current Georgia Gulf site in Plaquemine, La., has 1,300 tpd of diaphragm chlorine capacity with VCM, PVC, and a natural gas fired cogeneration power facility. Georgia Gulf also has a PVC resin plant in Aberdeen, Miss., plus a number of compounding locations. Their aromatics business has assets in both Pasadena, Texas, and at the Plaquemine site. In addition, Georgia Gulf has a number of building products sites spread across the United States and Canada.

All commodity chemicals North American production sites and associates will be included in the merger, and with the closing of the deal all of these associates will become employees of the newly merged company. Applicable pension and other benefits will be provided by the newly merged company for these associates and former commodity chemicals employees and their dependents.

Executives of both companies will fill key leadership roles at the newly merged company. PPG employees’ exceptional talent will play a crucial strategic role, as PPG and Georgia Gulf will combine complementary skill sets. The newly merged company will retain a significant employee presence in the Pittsburgh area.

Teams will be formed immediately to plan for an effective and efficient merger. Many of you will play key roles in the integration effort, but all of us need to contribute our best ideas to position the newly merged company for long-term success.

I realize that this will be an anxious period for all of our people, and I realize that you have all invested years of personal equity in the success of our business. First and foremost during this stressful period, I would ask that you not lose focus on safety and protecting the environment. It is paramount that everyone goes home safely every day. Second, I want to emphasize that the biggest asset of the newly merged company will be the combined talents of both teams. Creating a strong and sustainable future for the newly merged company is in your hands. As you continue to deliver results, be low cost and focus on the customer, you will be putting the newly merged company in the best condition for success.

Sincerely,

Michael H. McGarry
PPG Senior Vice President, Commodity Chemicals

Note Regarding Forward-Looking Statements

This communication contains certain statements about PPG Industries, Inc., PPG’s commodity chemicals business and Georgia Gulf Corporation that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this communication may include statements about the expected effects on PPG, PPG’s commodity chemicals business and Georgia Gulf of the proposed separation of PPG’s commodity chemicals business and merger of PPG’s commodity chemicals business with Georgia Gulf or a subsidiary of Georgia Gulf (the “Transaction”), the anticipated timing and benefits of the Transaction and all other statements in this communication that are not historical facts. These statements are based on the current expectations of the management of PPG and Georgia Gulf (as the case may be) and are subject to uncertainty and to changes in circumstances, and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; PPG’s and Georgia Gulf’s ability to complete the Transaction on the anticipated terms and schedule, including the ability to obtain shareholder and regulatory approvals and the anticipated tax treatment of the Transaction and related transactions; risks relating to any unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects; business and management strategies and the expansion and growth of Georgia Gulf’s operations; Georgia Gulf’s ability to integrate PPG’s commodity chemicals business successfully after the closing of the Transaction and to achieve anticipated synergies; and the risk that disruptions from the Transaction will harm PPG’s or Georgia Gulf’s businesses. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither PPG nor Georgia Gulf undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances.

Additional Information and Where to Find it

This communication does not constitute an offer to buy, or solicitation of an offer to sell, any securities of Georgia Gulf or PPG. In connection with the Transaction, Georgia Gulf will file with the SEC a registration statement on Form S-4 that will include a proxy statement and prospectus of Georgia Gulf relating to the Transaction. Investors and security holders are urged to read the registration statement and proxy statement/prospectus, and any other relevant documents, when they become available, because they will contain important information about Georgia Gulf, PPG and the Transaction. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and proxy statement/prospectus (when they become available) may be obtained free of charge by accessing Georgia Gulf’s website at www.ggc.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link, or upon written request to Georgia Gulf, Georgia Gulf Corporation, 115 Perimeter Center Place, Suite 460, Atlanta, Georgia 30346, Attention: Investor Relations, or from PPG upon written request to PPG, PPG Industries, Inc., One PPG Place, Pittsburgh, Pennsylvania 15272, Attention: Investor Relations. Shareholders may also read and copy any reports, statements and other information filed by Georgia Gulf or PPG with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation

Georgia Gulf, PPG, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders in respect of the Transaction under the rules of the SEC. Information regarding Georgia Gulf’s directors and executive officers is available in its 2011 Annual Report on Form 10-K filed with the SEC on February 24, 2012, and in its definitive proxy statement filed with the SEC on April 16, 2012 in connection with its 2012 annual meeting of stockholders. Information regarding PPG’s directors and executive officers is available in its 2011 Annual Report on Form 10-K filed with the SEC on February 16, 2012, and in its definitive proxy statement filed with the SEC on March 8, 2012 in connection with its 2012 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.